DynaResource, Inc.

5215 N O’Connor Blvd, Suite 200
Irving,  Texas 75039
(972) 868-9066

November 5, 2008

Mr. Roger Schwall, Assistant Director
Mr. George Schuler
Mr. John Madison; Ms. Melissa Duru
Mr. Bob Carroll; Mr. Chris White
U.S. Securities & Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549

RE:           DynaResource, Inc.; Form 10/A
 File No. 0-53237

Dear Mr. Schwall:

DynaResource, Inc. has received your letter dated July 31, 2008, wherein you provided comments to the Registration Statement on Form 10 filed July 3, 2008 by DynaResource, Inc.

While I anticipated that the company would have completed its response to your comments earlier, I apologize for the delay. The company is in the process of accumulating data and further information, in order to make complete and accurate responses. I appreciate your attention and patience and expect that the Company will complete its answers very soon.

Respectfully,

/s/  K.W. (“K.D.”) DIEPHOLZ
K.W. (“K.D.”) DIEPHOLZ
DYNARESOURCE, INC.; CEO